SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Pursuant to Section
14(d)(4) of the Securities Exchange Act of 1934

TESORO CORPORATION
(Name of Subject Company)
TESORO CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.16 2/3 per share
(Title of Class of Securities)
881609101
(CUSIP Number of Class of Securities)
Charles S. Parrish, Esq.
Tesoro Corporation
Senior Vice President, General Counsel and Secretary
300 Concord Plaza Drive
San Antonio, Texas 78216-6999
(210) 828-8484
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)
With a copy to:
Michael W. Conlon, Esq.
Charles L. Strauss, Esq.
Fulbright & Jaworski L.L.P.
Fulbright Tower
1301 McKinney, Suite 5100
Houston, TX 77010
(713) 651-5151

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

FOR IMMEDIATE RELEASE
Contacts:
Investors:
Scott Phipps, Manager, Investor Relations, (210) 283-2882
Media:
Natalie Silva, Manager, Public Relations, (210) 283-2729
Tesoro Corporation’s Board of Directors to Review Tracinda Corporation Offer and Provide Recommendation
     SAN ANTONIO — October 29, 2007 —Tesoro Corporation (“Tesoro”) (NYSE: TSO) today confirmed that it is aware of the public announcement made by Tracinda Corporation regarding a proposed unsolicited partial tender offer to be made to Tesoro’s stockholders from Tracinda to purchase up to 21,875,000 shares of Tesoro’s common stock, or approximately 16% of Tesoro’s outstanding shares of common stock, for $64.00 per share in cash.
     Tesoro’s Board of Directors, consistent with its fiduciary duties, and in consultation with its financial and legal advisors, will carefully review and consider Tracinda’s proposed unsolicited partial tender offer and will, within 10 business days of the commencement of a tender offer (as required by the tender offer rules), advise Tesoro’s stockholders of the Board’s position regarding the offer as well as its reasons for that position.
     Accordingly, Tesoro urges its stockholders to defer making a determination whether to accept or reject Tracinda’s proposed unsolicited partial tender offer until they have been advised of the position of Tesoro’s Board.
     About Tesoro
Tesoro Corporation, a Fortune 150 Company, is an independent refiner and marketer of petroleum products. Tesoro, through its subsidiaries, operates seven refineries in the western United States with a combined capacity of approximately 660,000 barrels per day. Tesoro’s retail marketing system includes over 900 branded retail stations, of which more than 445 are company operated under the Tesoro®, Shell®, Mirastar® and USA® brands.
     For Additional Information
     Tesoro’s stockholders, employees and customers are strongly advised to carefully read Tesoro’s solicitation/recommendation statement regarding Tracinda’s proposed tender offer, which will contain important information, when it becomes available. Free copies of the solicitation/recommendation statement, which will, if necessary, be filed by Tesoro with the Securities and Exchange Commission, will be available at the SEC’s web site at http://www.sec.gov, or at the Investor Relations section of the Tesoro web site at http://www.tsocorp.com, and will also be available, without charge, by directing requests to Tesoro’s Investor Relations department.
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